SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number : 1-14118

PRESS RELEASE #03/05

QUEBECOR WORLD RENEWS AND EXTENDS MULTI-YEAR AGREEMENT
WITH DEX MEDIA, INC.

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

March 31, 2005                                                                                                                                   03/05

For immediate release                                                                                                                      Page 1 of 2

QUEBECOR WORLD RENEWS AND EXTENDS MULTI-YEAR AGREEMENT
WITH DEX MEDIA, INC.

Montréal, Canada - Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is pleased to announce that it has agreed to a new multi-year contract for the printing of the white and yellow page directories of Dex Media, Inc. This agreement extends and expands the existing relationship between Quebecor World and Dex Media. Under the new agreement, Quebecor World will progressively increase the volume it produces for Dex Media and in 2012 will be the sole print supplier for the directories currently published by Dex Media.

Quebecor World currently produces more than 200 Dex Media directories for distribution in 14 states in the Midwest, the Rocky Mountain region and the Pacific Northwest. Over the term of this new agreement Quebecor World is expected to quadruple the number of directory pages it prints for Dex Media.

"We are very pleased that Dex Media has recognized the value we can bring to their business," said Kevin Clarke, President, Quebecor World's U.S. Book and Directory Services. "This agreement demonstrates that our coast-to-coast directory platform is the right choice for large, well-established directory publishers producing long-run and shorter-run books."

"Quebecor World has been a key vendor of ours for several years and we are confident that they will provide us with the manufacturing platform and service we require to improve operating efficiencies and grow our business in the years to come," said George Burnett, President and CEO of Dex Media.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 35,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

For immediate release                                                                                                                      Page 2 of 2

Web address: www.quebecorworld.com

Dex Media, Inc. is the exclusive publisher of the official White and Yellow Pages directories in print, Internet and CD-ROM formats for Qwest Communications International Inc. In 2004, the company published 269 directories for distribution to virtually all business and residential consumers in Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming.

In 2004, Dex Media generated revenue of approximately $1.65 billion, excluding the effects of purchase accounting related to the acquisition of Dex Media West LLC. The company printed approximately 44.5 million print directories for distribution in 2004. The company's leading Internet-based directory, DexOnline.comTM, is the most used Internet Yellow Pages in Dex Media's 14-state region, according to market research firm comScore.

For further Information contact:
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie Chlumecky
Title:      Assistant Secretary

Date:     March 31, 2005